

For Immediate Release

For more information:
Jefferson Harralson
Chief Financial Officer
(864) 240-6208
Jefferson_Harralson@ucbi.com

United Community Banks, Inc. Reports Second Quarter Earnings
Margin Expansion, Stable Credit Quality, and Disciplined Expense Control Drive Results

GREENVILLE, SC – July 23, 2025 – United Community Banks, Inc. (NYSE: UCB) (United) today announced net income for the second quarter of 2025 of $78.7 million and pre-tax, pre-provision income of $112.3 million. Diluted earnings per share of $0.63 for the quarter represented an increase of $0.09 from the second quarter a year ago and an increase of $0.05 from the first quarter.

On an operating basis, United's diluted earnings per share of $0.66 were up 14% from the year-ago quarter. The primary drivers of the increased earnings per share year-over-year were higher net interest income and lower provision for credit losses, partly offset by a modest increase in noninterest expenses and lower noninterest income.

United's return on assets was 1.11%, or 1.16% on an operating basis. Return on common equity was 8.5% and return on tangible common equity on an operating basis was 12.3%. On a pre-tax, pre-provision basis, operating return on assets was 1.66% for the quarter. At quarter-end, tangible common equity to tangible assets was 9.45%, up 27 basis points from the first quarter.

Chairman and CEO Lynn Harton stated, "This was a great quarter, with strong financial results and continued strategic accomplishments. Tangible book value per share grew by $0.42 and we successfully completed the acquisition of American National Bank on May 1. Excluding loans and deposits received from the American National Bank acquisition, loans grew by $194 million, or 4.2% annualized, while customer deposits, excluding the expected seasonal outflow of public funds, were up $64 million or 1.3% annualized. Second quarter loan growth was funded by cash flow from securities, creating a more favorable earning asset mix. Our net interest margin improved by 14 basis points, contributing to growth in our net interest income of $13.5 million when compared to the first quarter. Operating efficiency and operating leverage also both improved from the first quarter."

Net charge-offs were $8.2 million, or 0.18% of average loans, during the quarter, down 3 basis points from the first quarter. Nonperforming assets were 30 basis points relative to total assets, improved from 33 basis points for the first quarter. Provision for credit losses improved by $3.6 million from the first quarter, covering second quarter net charge-offs and loan growth while holding the allowance for credit losses steady at 1.21% of loans.

The second quarter provision for credit losses included $2.5 million to establish an allowance on the acquired American National Bank loans, commonly referred to as the "double dip."

Harton continued, "This time of year is special in our culture, as we pause to celebrate our customers with our annual customer appreciation day. This year's celebration was especially rewarding as we also acknowledged our 75th anniversary as a company. We continue to see great momentum in our business and look forward to many great years ahead."

Second Quarter 2025 Financial Highlights:
- EPS of $0.63 was up $0.09 on a GAAP basis compared to second quarter 2024, and EPS of $0.66 was up $0.08, or 14%, on an operating basis; EPS up $0.05 compared to the first quarter on a GAAP basis and up $0.07, or 12%, on an operating basis
- Net income of $78.7 million and pre-tax, pre-provision income of $112.3 million, up $7.3 million and $5.7 million, respectively, from the first quarter
- Total revenue of $260 million improved $13 million, or 5%, from the first quarter
- Net interest margin of 3.50% increased by 14 basis points from the first quarter, reflecting a lower cost of funds and improving asset mix
- Noninterest income was down $948 thousand on a linked quarter basis mostly due to a $724 thousand loss on the redemption of $100 million in senior debt
- Provision for credit losses was $11.8 million, down $3.6 million from the first quarter; allowance for credit losses coverage held steady at 1.21% of total loans; net charge-offs were $8.2 million, or 18 basis points as a percent of average loans, an improvement of 3 basis points compared to the first quarter
- Noninterest expenses were up $6.8 million compared to the first quarter on a GAAP basis and up $3.3 million on an operating basis, of which approximately $1.2 million resulted from the acquisition of ANB
- Efficiency ratio of 56.7% on a GAAP basis, or 54.8% on an operating basis, improved both linked quarter and year over year
- Strong loan production led to loan growth of $194 million, excluding loans from the ANB acquisition, up 4.2% annualized, from the first quarter
- Mortgage closings of $285 million compared to $215 million in second quarter 2024; mortgage rate locks of $359 million compared to $295 million in second quarter 2024
- Customer deposits, excluding deposits from the ANB acquisition, were down $169 million from the first quarter, mostly due to seasonal public funds attrition. Excluding public funds and ANB, customer deposits were up $64 million
- Return on assets of 1.11%, or 1.16% on an operating basis
- Return on common equity and return on tangible common equity on an operating basis improved from the first quarter to 8.5% and 12.3%, respectively
- Maintained strong capital ratios with preliminary Common Equity Tier 1 of 13.3%
- Quarterly common dividend of $0.24 per share declared during the quarter, up 4% year-over-year

Conference Call

United will hold a conference call on Wednesday, July 23 at 9:00 a.m. ET to discuss the contents of this press release and to share business highlights for the quarter. Participants can pre-register for the conference call by navigating to https://dpregister.com/sreg/10200766/ff6c2759d0. Those without internet access or unable to pre-register may dial in by calling 1-844-676-1337. Participants are encouraged to dial in 15 minutes prior to the call start time. The conference call also will be webcast and can be accessed by selecting "Events and Presentations" under "News and Events" within the Investor Relations section of the company's website, ucbi.com.

UNITED COMMUNITY BANKS, INC.
Selected Financial Information
(in thousands, except per share data)

	2025		2024			Second Quarter 2025 - 2024 Change	For the Six Months Ended June 30,		YTD 2025 - 2024 Change
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter		2025	2024	
INCOME SUMMARY									
Interest revenue	$ 347,365	$ 335,357	$ 344,962	$ 349,086	$ 346,965		$ 682,722	$ 683,693	
Interest expense	121,834	123,336	134,629	139,900	138,265		245,170	275,844	
Net interest revenue	225,531	212,021	210,333	209,186	208,700	8 %	437,552	407,849	7%
Noninterest income	34,708	35,656	40,522	8,091	36,556	(5)	70,364	76,143	(8)
Total revenue	260,239	247,677	250,855	217,277	245,256	6	507,916	483,992	5
Provision for credit losses	11,818	15,419	11,389	14,428	12,235		27,237	25,134	
Noninterest expenses	147,919	141,099	143,056	143,065	147,044	1	289,018	292,046	(1)
Income before income tax expense	100,502	91,159	96,410	59,784	85,977	17	191,661	166,812	15
Income tax expense	21,769	19,746	20,606	12,437	19,362	12	41,515	37,566	11
Net income	78,733	71,413	75,804	47,347	66,615	18	150,146	129,246	16
Non-operating items	4,833	1,297	2,203	29,385	6,493		6,130	8,680	
Income tax benefit of non-operating items	(1,047)	(281)	(471)	(6,276)	(1,462)		(1,328)	(1,955)	
Net income - operating [1]	$ 82,519	$ 72,429	$ 77,536	$ 70,456	$ 71,646	15	$ 154,948	$ 135,971	14
Pre-tax pre-provision income [5]	$ 112,320	$ 106,578	$ 107,799	$ 74,212	$ 98,212	14	$ 218,898	$ 191,946	14
PERFORMANCE MEASURES									
Per common share:									
Diluted net income - GAAP	$ 0.63	$ 0.58	$ 0.61	$ 0.38	$ 0.54	17	$ 1.21	$ 1.05	15
Diluted net income - operating [1]	0.66	0.59	0.63	0.57	0.58	14	1.25	1.10	14
Cash dividends declared	0.24	0.24	0.24	0.24	0.23	4	0.48	0.46	4
Book value	28.89	28.42	27.87	27.68	27.18	6	28.89	27.18	6
Tangible book value [3]	21.00	20.58	20.00	19.66	19.13	10	21.00	19.13	10
Key performance ratios:									
Return on common equity - GAAP [2][4]	8.45 %	7.89 %	8.40 %	5.20 %	7.53 %		8.18 %	7.34 %	
Return on common equity - operating [1][2][4]	8.87	8.01	8.60	7.82	8.12		8.45	7.73	
Return on tangible common equity - operating [1][2][3][4]	12.34	11.21	12.12	11.17	11.68		11.78	11.18	
Return on assets - GAAP [4]	1.11	1.02	1.06	0.67	0.97		1.06	0.94	
Return on assets - operating [1][4]	1.16	1.04	1.08	1.01	1.04		1.10	0.99	
Return on assets - pre-tax pre-provision, excluding non-operating items [1][4][5]	1.66	1.55	1.55	1.50	1.54		1.61	1.47	
Net interest margin (fully taxable equivalent) [4]	3.50	3.36	3.26	3.33	3.37		3.43	3.28	
Efficiency ratio - GAAP	56.69	56.74	56.05	65.51	59.70		56.71	60.08	
Efficiency ratio - operating [1]	54.84	56.22	55.18	57.37	57.06		55.51	58.08	
Equity to total assets	12.86	12.56	12.38	12.45	12.35		12.86	12.35	
Tangible common equity to tangible assets [3]	9.45	9.18	8.97	8.93	8.78		9.45	8.78	
ASSET QUALITY									
Nonperforming assets ("NPAs")	$ 83,959	$ 93,290	$115,635	$114,960	$116,722	(28)	$ 83,959	$116,722	(28)
Allowance for credit losses - loans	216,500	211,974	206,998	205,290	213,022	2	216,500	213,022	2
Allowance for credit losses - total	228,045	223,201	217,389	215,517	224,740	1	228,045	224,740	1
Net charge-offs	8,225	9,607	9,517	23,651	11,614		17,832	24,522	
Allowance for credit losses - loans to loans	1.14 %	1.15 %	1.14 %	1.14 %	1.17 %		1.14 %	1.17 %	
Allowance for credit losses - total to loans	1.21	1.21	1.20	1.20	1.23		1.21	1.23	
Net charge-offs to average loans [4]	0.18	0.21	0.21	0.52	0.26		0.20	0.27	
NPAs to total assets	0.30	0.33	0.42	0.42	0.43		0.30	0.43	
AT PERIOD END ($ in millions)									
Loans	$ 18,921	$ 18,425	$ 18,176	$ 17,964	$ 18,211	4	$ 18,921	$ 18,211	4
Investment securities	6,382	6,661	6,804	6,425	6,038	6	6,382	6,038	6
Total assets	28,086	27,874	27,720	27,373	27,057	4	28,086	27,057	4
Deposits	23,963	23,762	23,461	23,253	22,982	4	23,963	22,982	4
Shareholders' equity	3,613	3,501	3,432	3,407	3,343	8	3,613	3,343	8
Common shares outstanding (thousands)	121,431	119,514	119,364	119,283	119,175	2	121,431	119,175	2

[1] Excludes non-operating items as detailed on Non-GAAP Performance Measures Reconciliation on next page. [2] Net income less preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [3] Excludes effect of acquisition related intangibles and associated amortization. [4] Annualized. [5] Excludes income tax expense and provision for credit losses.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
(in thousands, except per share data)

| | 2025 | | 2024 | | | For the Six Months Ended June 30, | |
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	2025	2024
Noninterest income reconciliation							
Noninterest income (GAAP)	$ 34,708	$ 35,656	$ 40,522	$ 8,091	$ 36,556	$ 70,364	$ 76,143
Loss on sale of manufactured housing loans	—	—	—	27,209	—	—	—
Gain on lease termination	—	—	—	—	—	—	(2,400)
Noninterest income - operating	$ 34,708	$ 35,656	$ 40,522	$ 35,300	$ 36,556	$ 70,364	$ 73,743
Noninterest expense reconciliation							
Noninterest expenses (GAAP)	$ 147,919	$ 141,099	$ 143,056	$ 143,065	$ 147,044	$ 289,018	$ 292,046
Loss on FinTrust (goodwill impairment)	—	—	—	—	(5,100)	—	(5,100)
FDIC special assessment	—	—	—	—	764	—	(1,736)
Merger-related and other charges	(4,833)	(1,297)	(2,203)	(2,176)	(2,157)	(6,130)	(4,244)
Noninterest expenses - operating	$ 143,086	$ 139,802	$ 140,853	$ 140,889	$ 140,551	$ 282,888	$ 280,966
Net income to operating income reconciliation							
Net income (GAAP)	$ 78,733	$ 71,413	$ 75,804	$ 47,347	$ 66,615	$ 150,146	$ 129,246
Loss on sale of manufactured housing loans	—	—	—	27,209	—	—	—
Gain on lease termination	—	—	—	—	—	—	(2,400)
Loss on FinTrust (goodwill impairment)	—	—	—	—	5,100	—	5,100
FDIC special assessment	—	—	—	—	(764)	—	1,736
Merger-related and other charges	4,833	1,297	2,203	2,176	2,157	6,130	4,244
Income tax benefit of non-operating items	(1,047)	(281)	(471)	(6,276)	(1,462)	(1,328)	(1,955)
Net income - operating	$ 82,519	$ 72,429	$ 77,536	$ 70,456	$ 71,646	$ 154,948	$ 135,971
Net income to pre-tax pre-provision income reconciliation							
Net income (GAAP)	$ 78,733	$ 71,413	$ 75,804	$ 47,347	$ 66,615	$ 150,146	$ 129,246
Income tax expense	21,769	19,746	20,606	12,437	19,362	41,515	37,566
Provision for credit losses	11,818	15,419	11,389	14,428	12,235	27,237	25,134
Pre-tax pre-provision income	$ 112,320	$ 106,578	$ 107,799	$ 74,212	$ 98,212	$ 218,898	$ 191,946
Diluted income per common share reconciliation							
Diluted income per common share (GAAP)	$ 0.63	$ 0.58	$ 0.61	$ 0.38	$ 0.54	$ 1.21	$ 1.05
Loss on sale of manufactured housing loans	—	—	—	0.18	—	—	—
Gain on lease termination	—	—	—	—	—	—	(0.02)
Loss on FinTrust (goodwill impairment)	—	—	—	—	0.03	—	0.03
FDIC special assessment	—	—	—	—	—	—	0.02
Merger-related and other charges	0.03	0.01	0.02	0.01	0.01	0.04	0.02
Diluted income per common share - operating	$ 0.66	$ 0.59	$ 0.63	$ 0.57	$ 0.58	$ 1.25	$ 1.10
Book value per common share reconciliation							
Book value per common share (GAAP)	$ 28.89	$ 28.42	$ 27.87	$ 27.68	$ 27.18	$ 28.89	$ 27.18
Effect of goodwill and other intangibles	(7.89)	(7.84)	(7.87)	(8.02)	(8.05)	(7.89)	(8.05)
Tangible book value per common share	$ 21.00	$ 20.58	$ 20.00	$ 19.66	$ 19.13	$ 21.00	$ 19.13
Return on tangible common equity reconciliation							
Return on common equity (GAAP)	8.45 %	7.89 %	8.40 %	5.20 %	7.53 %	8.18 %	7.34 %
Loss on sale of manufactured housing loans	—	—	—	2.43	—	—	—
Gain on lease termination	—	—	—	—	—	—	(0.11)
Loss on FinTrust (goodwill impairment)	—	—	—	—	0.46	—	0.23
FDIC special assessment	—	—	—	—	(0.07)	—	0.08
Merger-related and other charges	0.42	0.12	0.20	0.19	0.20	0.27	0.19
Return on common equity - operating	8.87	8.01	8.60	7.82	8.12	8.45	7.73
Effect of goodwill and other intangibles	3.47	3.20	3.52	3.35	3.56	3.33	3.45
Return on tangible common equity - operating	12.34 %	11.21 %	12.12 %	11.17 %	11.68 %	11.78 %	11.18 %
Return on assets reconciliation							
Return on assets (GAAP)	1.11 %	1.02 %	1.06 %	0.67 %	0.97 %	1.06 %	0.94 %
Loss on sale of manufactured housing loans	—	—	—	0.31	—	—	—
Gain on lease termination	—	—	—	—	—	—	(0.01)
Loss on FinTrust (goodwill impairment)	—	—	—	—	0.06	—	0.03
FDIC special assessment	—	—	—	—	(0.01)	—	0.01
Merger-related and other charges	0.05	0.02	0.02	0.03	0.02	0.04	0.02
Return on assets - operating	1.16 %	1.04 %	1.08 %	1.01 %	1.04 %	1.10 %	0.99 %

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
(in thousands, except per share data)

	2025		2024			For the Six Months Ended June 30,	
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	2025	2024
Return on assets to return on assets- pre-tax pre-provision reconciliation							
Return on assets (GAAP)	1.11 %	1.02 %	1.06 %	0.67 %	0.97 %	1.06 %	0.94 %
Income tax expense	0.31	0.29	0.30	0.19	0.29	0.30	0.28
Provision for credit losses	0.17	0.23	0.16	0.21	0.18	0.20	0.19
Loss on sale of manufactured housing loans	—	—	—	0.40	—	—	—
Gain on lease termination	—	—	—	—	—	—	(0.02)
Loss on FinTrust (goodwill impairment)	—	—	—	—	0.08	—	0.04
FDIC special assessment	—	—	—	—	(0.01)	—	0.01
Merger-related and other charges	0.07	0.01	0.03	0.03	0.03	0.05	0.03
Return on assets - pre-tax pre-provision - operating	1.66 %	1.55 %	1.55 %	1.50 %	1.54 %	1.61 %	1.47 %
Efficiency ratio reconciliation							
Efficiency ratio (GAAP)	56.69 %	56.74 %	56.05 %	65.51 %	59.70 %	56.71 %	60.08 %
Loss on sale of manufactured housing loans	—	—	—	(7.15)	—	—	—
Gain on lease termination	—	—	—	—	—	—	0.29
Loss on FinTrust (goodwill impairment)	—	—	—	—	(2.07)	—	(1.05)
FDIC special assessment	—	—	—	—	0.31	—	(0.36)
Merger-related and other charges	(1.85)	(0.52)	(0.87)	(0.99)	(0.88)	(1.20)	(0.88)
Efficiency ratio - operating	54.84 %	56.22 %	55.18 %	57.37 %	57.06 %	55.51 %	58.08 %
Tangible common equity to tangible assets reconciliation							
Equity to total assets (GAAP)	12.86 %	12.56 %	12.38 %	12.45 %	12.35 %	12.86 %	12.35 %
Effect of goodwill and other intangibles	(3.10)	(3.06)	(3.09)	(3.20)	(3.24)	(3.10)	(3.24)
Effect of preferred equity	(0.31)	(0.32)	(0.32)	(0.32)	(0.33)	(0.31)	(0.33)
Tangible common equity to tangible assets	9.45 %	9.18 %	8.97 %	8.93 %	8.78 %	9.45 %	8.78 %

UNITED COMMUNITY BANKS, INC.
Loan Portfolio Composition at Period-End

(in millions)	2025 Second Quarter		2025 First Quarter		2024 Fourth Quarter		2024 Third Quarter		2024 Second Quarter		Linked Quarter Change		Year over Year Change	
LOANS BY CATEGORY														
Owner occupied commercial RE	$	3,563	$	3,419	$	3,398	$	3,323	$	3,297	$	144	$	266
Income producing commercial RE		4,548		4,416		4,361		4,259		4,058		132		490
Commercial & industrial		2,516		2,506		2,428		2,313		2,299		10		217
Commercial construction		1,752		1,681		1,656		1,785		2,014		71		(262)
Equipment financing		1,778		1,723		1,663		1,603		1,581		55		197
Total commercial		14,157		13,745		13,506		13,283		13,249		412		908
Residential mortgage		3,210		3,218		3,232		3,263		3,266		(8)		(56)
Home equity		1,180		1,099		1,065		1,015		985		81		195
Residential construction		174		171		178		189		211		3		(37)
Manufactured housing [1]		—		—		2		2		321		—		(321)
Consumer		191		183		186		188		183		8		8
Other		9		9		7		24		(4)		—		13
Total loans	$	18,921	$	18,425	$	18,176	$	17,964	$	18,211	$	496	$	710
LOANS BY MARKET														
Georgia	$	4,551	$	4,484	$	4,447	$	4,470	$	4,411	$	67	$	140
South Carolina		2,872		2,821		2,815		2,782		2,779		51		93
North Carolina		2,626		2,666		2,644		2,586		2,591		(40)		35
Tennessee		1,881		1,880		1,799		1,848		2,144		1		(263)
Florida		2,966		2,572		2,527		2,423		2,407		394		559
Alabama		1,016		1,009		996		996		1,021		7		(5)
Commercial Banking Solutions		3,009		2,993		2,948		2,859		2,858		16		151
Total loans	$	18,921	$	18,425	$	18,176	$	17,964	$	18,211	$	496	$	710

[1] For 2025 periods, manufactured housing loans are included with consumer loans.

UNITED COMMUNITY BANKS, INC.
Credit Quality
(in thousands)

| | 2025 | | 2024 |
	Second Quarter	First Quarter	Fourth Quarter
NONACCRUAL LOANS			
Owner occupied RE	$ 8,207	$ 8,949	$ 11,674
Income producing RE	14,624	16,536	25,357
Commercial & industrial	15,422	22,396	29,339
Commercial construction	1,368	5,558	7,400
Equipment financing	11,731	8,818	8,925
Total commercial	51,352	62,257	82,695
Residential mortgage	22,597	22,756	24,615
Home equity	4,093	4,091	4,630
Residential construction	1,203	811	57
Manufactured housing [2]	—	—	1,444
Consumer	1,207	1,423	138
Total nonaccrual loans	80,452	91,338	113,579
OREO and repossessed assets	3,507	1,952	2,056
Total NPAs	$ 83,959	$ 93,290	$ 115,635

| | 2025 | | 2025 | | 2024 | |
| | Second Quarter | | First Quarter | | Fourth Quarter | |
(in thousands)	Net Charge-Offs	Net Charge-Offs to Average Loans [1]	Net Charge-Offs	Net Charge-Offs to Average Loans [1]	Net Charge-Offs	Net Charge-Offs to Average Loans [1]
NET CHARGE-OFFS (RECOVERIES) BY CATEGORY						
Owner occupied RE	$ 470	0.05 %	$ 126	0.02 %	$ (184)	(0.02)%
Income producing RE	933	0.08	718	0.07	(1,001)	(0.09)
Commercial & industrial	1,027	0.16	2,447	0.40	4,075	0.69
Commercial construction	89	0.02	(138)	(0.03)	2	—
Equipment financing	4,963	1.16	5,042	1.21	5,812	1.43
Total commercial	7,482	0.22	8,195	0.24	8,704	0.26
Residential mortgage	313	0.04	(1)	—	145	0.02
Home equity	(72)	(0.03)	(62)	(0.02)	(33)	(0.01)
Residential construction	(9)	(0.02)	219	0.51	7	0.02
Manufactured housing [2]	—	—	—	—	114	23.41
Consumer	511	1.11	1,256	2.76	580	1.24
Total	$ 8,225	0.18	$ 9,607	0.21	$ 9,517	0.21

[1] Annualized.
[2] For 2025 periods, manufactured housing loans are included with consumer loans.

UNITED COMMUNITY BANKS, INC.

Consolidated Balance Sheets *(Unaudited)*

(in thousands, except share and per share data)	June 30, 2025	December 31, 2024
ASSETS		
Cash and due from banks	$ 201,509	$ 296,161
Interest-bearing deposits in banks	359,492	223,712
Federal funds and other short-term investments	13,955	—
Cash and cash equivalents	574,956	519,873
Debt securities available-for-sale	4,075,323	4,436,291
Debt securities held-to-maturity (fair value $1,935,748 and $1,944,126, respectively)	2,306,730	2,368,107
Loans held for sale	37,143	57,534
Loans and leases held for investment	18,920,875	18,175,980
Less allowance for credit losses - loans and leases	(216,500)	(206,998)
Loans and leases, net	18,704,375	17,968,982
Premises and equipment, net	396,479	394,264
Bank owned life insurance	362,201	346,234
Goodwill and other intangible assets, net	974,385	956,643
Other assets	653,929	672,330
Total assets	$ 28,085,521	$ 27,720,258
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest-bearing demand	$ 6,381,975	$ 6,211,182
NOW and interest-bearing demand	5,986,049	6,141,342
Money market	6,603,556	6,398,144
Savings	1,228,971	1,100,591
Time	3,606,511	3,441,424
Brokered	155,950	168,292
Total deposits	23,963,012	23,460,975
Short-term borrowings	—	195,000
Long-term debt	155,143	254,152
Accrued expenses and other liabilities	354,442	378,004
Total liabilities	24,472,597	24,288,131
Shareholders' equity:		
Preferred stock; $1 par value; 10,000,000 shares authorized; 3,662 shares Series I issued and outstanding; $25,000 per share liquidation preference	88,266	88,266
Common stock, $1 par value; 200,000,000 shares authorized, 121,431,262 and 119,364,110 shares issued and outstanding, respectively	121,431	119,364
Common stock issuable; 592,256 and 600,168 shares, respectively	13,190	12,999
Capital surplus	2,764,617	2,710,279
Retained earnings	802,590	714,138
Accumulated other comprehensive loss	(177,170)	(212,919)
Total shareholders' equity	3,612,924	3,432,127
Total liabilities and shareholders' equity	$ 28,085,521	$ 27,720,258

UNITED COMMUNITY BANKS, INC.
Consolidated Statements of Income *(Unaudited)*

(in thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,	
	2025	2024	2025	2024
Interest revenue:				
Loans, including fees	$ 288,284	$ 291,595	$ 562,340	$ 575,578
Investment securities, including tax exempt of $1,671, $1,699, $3,349 and $3,420, respectively	55,862	50,063	114,712	96,499
Deposits in banks and short-term investments	3,219	5,307	5,670	11,616
Total interest revenue	347,365	346,965	682,722	683,693
Interest expense:				
Deposits:				
NOW and interest-bearing demand	36,956	43,910	74,346	90,121
Money market	49,603	53,531	99,144	104,009
Savings	1,457	687	2,081	1,393
Time	31,120	36,334	62,499	72,723
Deposits	119,136	134,462	238,070	268,246
Short-term borrowings	83	60	1,190	60
Federal Home Loan Bank advances	—	—	433	—
Long-term debt	2,615	3,743	5,477	7,538
Total interest expense	121,834	138,265	245,170	275,844
Net interest revenue	225,531	208,700	437,552	407,849
Noninterest income:				
Service charges and fees	10,122	10,620	19,657	19,884
Mortgage loan gains and other related fees	5,370	6,799	11,492	14,310
Wealth management fees	4,400	6,386	8,865	12,699
Net gains from sales of other loans	1,995	1,296	3,391	2,833
Lending and loan servicing fees	3,690	3,328	7,855	7,538
Securities gains, net	286	—	292	—
Other	8,845	8,127	18,812	18,879
Total noninterest income	34,708	36,556	70,364	76,143
Total revenue	260,239	245,256	507,916	483,992
Provision for credit losses	11,818	12,235	27,237	25,134
Noninterest expenses:				
Salaries and employee benefits	86,997	85,818	171,264	170,803
Communications and equipment	13,332	11,988	27,031	23,908
Occupancy	10,935	11,056	21,864	22,155
Advertising and public relations	2,881	2,459	4,762	4,360
Postage, printing and supplies	2,495	2,251	5,056	4,899
Professional fees	5,609	6,044	11,540	12,032
Lending and loan servicing expense	2,330	2,014	4,317	3,841
Outside services - electronic banking	3,570	2,812	6,333	5,730
FDIC assessments and other regulatory charges	4,745	4,467	9,387	12,033
Amortization of intangibles	3,292	3,794	6,578	7,681
Merger-related and other charges	4,833	2,157	6,130	4,244
Other	6,900	12,184	14,756	20,360
Total noninterest expenses	147,919	147,044	289,018	292,046
Income before income taxes	100,502	85,977	191,661	166,812
Income tax expense	21,769	19,362	41,515	37,566
Net income	78,733	66,615	150,146	129,246
Preferred stock dividends	1,573	1,573	3,146	3,146
Earnings allocated to participating securities	438	368	850	713
Net income available to common shareholders	$ 76,722	$ 64,674	$ 146,150	$ 125,387
Net income per common share:				
Basic	$ 0.63	$ 0.54	$ 1.21	$ 1.05
Diluted	0.63	0.54	1.21	1.05
Weighted average common shares outstanding:				
Basic	121,377	119,726	120,714	119,694
Diluted	121,432	119,785	120,820	119,763

UNITED COMMUNITY BANKS, INC.
Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended June 30,

(dollars in thousands, fully taxable equivalent (FTE))	2025 Average Balance	2025 Interest	2025 Average Rate	2024 Average Balance	2024 Interest	2024 Average Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 18,664,228	$ 288,023	6.19 %	$ 18,213,384	$ 291,378	6.43 %
Taxable securities [3]	6,492,288	54,191	3.34	5,952,414	48,364	3.25
Tax-exempt securities (FTE) [1][3]	354,162	2,236	2.53	363,393	2,273	2.50
Federal funds sold and other interest-earning assets	451,953	3,898	3.46	499,565	6,011	4.84
Total interest-earning assets (FTE)	25,962,631	348,348	5.38	25,028,756	348,026	5.59
Noninterest-earning assets:						
Allowance for credit losses	(220,059)			(215,104)		
Cash and due from banks	203,909			204,792		
Premises and equipment	398,241			392,325		
Other assets [3]	1,637,125			1,605,558		
Total assets	$ 27,981,847			$ 27,016,327		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 6,051,489	36,956	2.45	$ 5,866,038	43,910	3.01
Money market	6,645,336	49,603	2.99	6,068,530	53,531	3.55
Savings	1,195,295	1,457	0.49	1,160,708	687	0.24
Time	3,532,848	30,596	3.47	3,544,327	35,695	4.05
Brokered time deposits	50,488	524	4.16	50,323	639	5.11
Total interest-bearing deposits	17,475,456	119,136	2.73	16,689,926	134,462	3.24
Federal funds purchased and other borrowings	7,412	83	4.49	4,093	60	5.90
Federal Home Loan Bank advances	—	—	—	—	—	—
Long-term debt	237,992	2,615	4.41	324,870	3,743	4.63
Total borrowed funds	245,404	2,698	4.41	328,963	3,803	4.65
Total interest-bearing liabilities	17,720,860	121,834	2.76	17,018,889	138,265	3.27
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	6,351,540			6,283,487		
Other liabilities	346,643			400,974		
Total liabilities	24,419,043			23,703,350		
Shareholders' equity	3,562,804			3,312,977		
Total liabilities and shareholders' equity	$ 27,981,847			$ 27,016,327		
Net interest revenue (FTE)		$ 226,514			$ 209,761	
Net interest-rate spread (FTE)			2.62 %			2.32 %
Net interest margin (FTE) [4]			3.50 %			3.37 %

[1] Interest revenue on tax-exempt securities and loans includes a taxable-equivalent adjustment to reflect comparable interest on taxable securities and loans. The FTE adjustment totaled $983,000 and $1.06 million, respectively, for the three months ended June 30, 2025 and 2024. The tax rate used to calculate the adjustment was 25%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.

[3] Unrealized gains and losses on AFS securities, including those related to the transfer from AFS to HTM, have been reclassified to other assets. Pretax unrealized losses of $240 million in 2025 and $344 million in 2024 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net interest revenue divided by average interest-earning assets.

UNITED COMMUNITY BANKS, INC.
Average Consolidated Balance Sheets and Net Interest Analysis

For the Six Months Ended June 30,

(dollars in thousands, fully taxable equivalent (FTE))	2025 Average Balance	2025 Interest	2025 Average Rate	2024 Average Balance	2024 Interest	2024 Average Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 18,440,110	$ 561,953	6.15 %	$ 18,256,562	$ 575,338	6.34 %
Taxable securities [3]	6,614,294	111,363	3.37	5,890,408	93,079	3.16
Tax-exempt securities (FTE) [1][3]	355,430	4,481	2.52	364,873	4,584	2.51
Federal funds sold and other interest-earning assets	426,415	6,899	3.26	587,080	12,816	4.39
Total interest-earning assets (FTE)	25,836,249	684,696	5.34	25,098,923	685,817	5.49
Non-interest-earning assets:						
Allowance for loan losses	(215,141)			(214,050)		
Cash and due from banks	211,681			212,998		
Premises and equipment	397,347			389,173		
Other assets [3]	1,623,689			1,611,928		
Total assets	$ 27,853,825			$ 27,098,972		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 6,092,519	74,346	2.46	$ 5,972,065	90,121	3.03
Money market	6,614,819	99,144	3.02	5,966,374	104,009	3.51
Savings	1,146,075	2,081	0.37	1,176,768	1,393	0.24
Time	3,489,687	61,427	3.55	3,570,407	71,639	4.03
Brokered time deposits	50,468	1,072	4.28	50,333	1,084	4.33
Total interest-bearing deposits	17,393,568	238,070	2.76	16,735,947	268,246	3.22
Federal funds purchased and other borrowings	43,883	1,190	5.47	2,054	60	5.87
Federal Home Loan Bank advances	19,343	433	4.51	2	—	—
Long-term debt	246,061	5,477	4.49	324,854	7,538	4.67
Total borrowed funds	309,287	7,100	4.63	326,910	7,598	4.67
Total interest-bearing liabilities	17,702,855	245,170	2.79	17,062,857	275,844	3.25
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	6,273,313			6,340,783		
Other liabilities	358,227			395,713		
Total liabilities	24,334,395			23,799,353		
Shareholders' equity	3,519,430			3,299,619		
Total liabilities and shareholders' equity	$ 27,853,825			$ 27,098,972		
Net interest revenue (FTE)		$ 439,526			$ 409,973	
Net interest-rate spread (FTE)			2.55 %			2.24 %
Net interest margin (FTE) [4]			3.43 %			3.28 %

[1] Interest revenue on tax-exempt securities and loans includes a taxable-equivalent adjustment to reflect comparable interest on taxable securities and loans. The FTE adjustment totaled $1.97 million and $2.12 million, respectively, for the six months ended June 30, 2025 and 2024. The tax rate used to calculate the adjustment was 25%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.
[2] Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.
[3] Unrealized gains and losses on AFS securities, including those related to the transfer from AFS to HTM, have been reclassified to other assets. Pretax unrealized losses of $254 million in 2025 and $333 million in 2024 are included in other assets for purposes of this presentation.
[4] Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.

About United Community Banks, Inc.

United Community Banks, Inc. (NYSE: UCB) is the financial holding company for United Community, a top 100 U.S. financial institution committed to building stronger communities and improving the financial health and well-being of its customers. United Community offers a full range of banking, mortgage and wealth management services. As of June 30, 2025, United Community Banks, Inc. had $28.1 billion in assets and operated 200 offices across Alabama, Florida, Georgia, North Carolina, South Carolina and Tennessee. The company also manages a nationally recognized SBA lending franchise and a national equipment finance subsidiary, extending its reach to businesses across the country. United is an 11-time winner of J.D. Power's award for highest customer satisfaction among consumer banks in the Southeast and was named the most trusted bank in the region in 2025. The company has also been recognized eight consecutive years by American Banker as one of the "Best Banks to Work For." In commercial banking, United earned five 2025 Greenwich Best Brand awards, including national honors for middle market satisfaction. Forbes has consistently named United among the World's Best and America's Best Banks. Learn more at ucbi.com.

Non-GAAP Financial Measures

This press release, including the accompanying financial statement tables, contains financial information determined by methods other than in accordance with generally accepted accounting principles, or GAAP. This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "noninterest income – operating", "noninterest expense - operating", "operating net income," "pre-tax, pre-provision income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "return on assets - pre-tax, pre-provision - operating," "return on assets - pre-tax, pre-provision," "operating efficiency ratio," and "tangible common equity to tangible assets." These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

Caution About Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential," or the negative of these terms or other comparable terminology. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk

Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2024, and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

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